June 27, 2019

Division of Corporate Finance

Office of Manufacturing and Construction

United States

Securities and Exchange Commission

Washington, D.C. 20549

RE: BIOADAPTIVES, INC

Form 10-12(g)

Filed May 10, 2019

File No. 000-54949

Dear Sirs/Madam

This correspondence is in response to your letter dated June 6, 2019 in reference to our filing of the Form 10 filed May 10, 2019 on the behalf of BioAdaptives, In, File No. 000-54949.

Please accept the following responses and note that Registrant filed amended Form 10-12(g) on June 26, 2019.

Comment 1

General

Please note that the registration statement on Form 10 becomes effective automatically 60 days after its initial filing. You will then be subject to the reporting requirements of the Exchange Act, including the requirements to file Forms 10-K, 10-Q, and 8-K even if there are comments open on the registration statement on Form 10. If you do not wish to become subject to these reporting requirements until all of the following issues are resolved, you should withdraw your registration statement on Form 10 before it becomes effective automatically and resubmit a new registration statement when you have revised your document.

Answer: Registrant notes the Commission’s Comment.

Comment 2

General

Please revise your filing to disclose that you are a shell company, as defined by Rule 12b- 2 under the Exchange Act, because you appear to have no or nominal operations and no or nominal assets. Accordingly, please prominently disclose your shell company status and disclosure the consequences of that status. If you do not believe you are a shell company, please provide us with your legal analysis

Answer: Registrant filed a registration statement on Form 10 with the SEC on May 3, 2013, intended to provide “Form 10 Information,” the original Form 10 stated only that the company was a blank-check shell, seeking a transaction with another entity. On October 24, 2013, the Company filed a Current Report on Form 8-K, frequently referred to as a “Super 8-K,” to provide additional information about the Company’s planned operations, contracts, shareholders, management, financial position, and other information constituting Form 10 Information under the SEC’s regulations, and stating Management’s position that the Company had exited the shell company stage of development as of the date of the Super 8-K Report. In the Super 8-K Report, Management stated its belief that the entry by the Company into the two license agreements with Ferris Holding, the entry into asset purchase agreement with BioSwan, the acquisition of certain of the assets of BioSwan, and the receipt of an initial order for the Company’s products were evidence that the Company no longer met the definition of a “shell company” because the Company has assets consisting of more than just cash, cash equivalents, and nominal other assets, and that the information provided in the “Super 8-K” constituted Form 10 Information about the Company, pursuant to which the Company had exited shell company status. This information was also stated on the Registrant’s S1 filing on December 2, 2013. Registrant is only filing this current Form 10 statement due to the filing of a 15-15(d) on March 31, 2017. Its status has not changed since the filing of the “Super 8-K” on October 24,2013 and the S1 on December 2, 2013.. Hence Registrant does not believe it is a shell Company.

Comment 3

Item 1. Business, page 4

Please disclose any patents, licenses, and other intellectual property, including their duration, upon which BioAdaptives, Inc. relies. Please see Item 101(h)(4)(vii) of Regulation S-K.

Answer: Registrant has added this information at the end of this Item 1 Business on page 5 in its amended Form 10 filed on June 27, 2019

Comment 4

Risk Factors, page 8

Please eliminate the risk factor(s) referencing a distribution of securities.

Answer: Registrant has eliminated the risk factor(s) referencing a distribution of securities in its amended Form 10 filed on June 27, 2019

Comment 5

Item 5. Director and Executive Officers, page 25

Please expand your disclosure to describe Mr. Jacobs' business experience during the past five years, including the dates of such employment and the name and principal business of any corporation or other organization in which such occupations and employment were carried on. Please refer to Item 401(e) of Regulation S-K.

Answer: Registrant has expanded its disclosure and provided further details of Dr. Jacobs’ professional experience during the past five years including such dates and details as requested under Item 5. Director and Executive Officers on page 23 of the amended Form 10 filed on June 27, 2019

Comment 6

Item 9. Market price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters, page 27.

Please disclose the high and low bid prices for your common stock for each full quarterly period within the two most recent fiscal years and any subsequent interim period for which financial statements are included. Please refer to Item 201(a)(1)(iii) of Regulation S-K.

Answer: Registrant has added a table showing the high and low bid prices of its common stock for each quarter of 2017 and 2018 as well as first quarter of 2019, under this Item 9 sub - item (a) Market, on page 26 in its amended Form 10 filed on June 27, 2019.

Comment 7

Item 10. Recent Sales of Unregistered Securities, page 28

Please disclose all sales of unregistered securities made within the last three years. In that regard, we note your disclosure on page 41 that securities were issued for consulting services during the year ended December 31, 2018. In addition, please revise this section to provide all relevant information for each transaction pursuant to Item 701 of Regulation S-K.

Answer: Registrant has added a table on page 27 on its amended Form 10 filed June 27, 2019, detailing all shares issued both reflecting recent sales of unregistered securities as well as for consulting services. The details include the following information:

Date of transaction; Transaction type; number of shares issued or cancelled; Class of securities; if the shares were discounted; individual/Entity shares were issued to; Reasons for issuance.

Comment 8

Item 13. Financial Statements and Supplementary Data General, page 29

Please provide updated financial statements and related disclosures as required by Rule 8- 08 of Regulation S-X.

Answer: Registrant’s First Quarter 2019 (January 1 to March 31, 2019) financial statements and supplementary data has been added under item 13 and can be found on page 43 of its amended Form 10-filed on June 27, 2019

Comment 9

13. Subsequent Event, page 43

Please disclose the date through which subsequent events have been evaluated and state whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. Refer to ASC 855-10-50-1.

Answer: The date through which subsequent events have been evaluated is the date the financial statements were available to be issued.

Comment 10

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 44

As disclosed in the audit report, we note that you engaged the current auditor in 2018. Please provide the disclosures required by Item 304 of Regulation S-K, including a letter from your former auditor agreeing or disagreeing with your disclosures and filed as an exhibit, or explain to us why you do not believe these disclosures are required.

Answer: Registrant does not believe these disclosures are required because Malone Bailey, the former auditor last audited the Registrant’s 2015 annual account for its 10 K which was filed on April 4, 2016 and handled the last review of Registrant’s 2016 third quarter 10 Q which was filed on November 11 2016. Registrant filed a 15-15D on March 31, 2017 and as a result no audited statement was filed with Securities and Exchange Commission until the filing of this Form 10-12(g) on May 10, 2019, even though its unaudited statements can be found on the OTC Market Disclosures. Since end October 2016, Registrant has had no further relationship with Malone Bailey. Registrant engaged BF Borgers on November 1, 2018 to handle the annual audits for 2016-2017-2018 and onwards to review Q1 2019. Registrant provided the audited accounting of 2017 and 2018 with the Form 10-12(g) file May 10, 2019. Registrant notes that 229.304 (Item 304) seems to refer to “the registrant’s two most recent fiscal years or any subsequent interim period……..” and since Malone Bailey’s last audit was the 10K 2015 filed on April 4 2016 and reviews of Q1-3 of 2016 was last filed on November 11 2016, it would seem to suggest it falls out of the requirement as dictated by item 304. Furthermore, Registrant’s filing of 15-15D on March 31, 2017 ceased Registrant’s mandatory requirement of needing audited statements, until Registrant’s current Board and Management determined that Registrant wishes to return to being a fully reporting entity. There was no disagreement with the former auditor, the current Board and Management decided after over 2 years absence of auditing, to engage BF Borgers as the Registrant’s auditor.

Comment 11

Item 15. Financial Statements and Exhibits, page 44

Please provide the amended bylaws and amended certificate of incorporation reflecting the name change and change in business from APEX 8 Inc. to BioAdaptives, Inc.

Answer: Registrant has included copy of the amended bylaws and a certified copy of the amended certificate of incorporation reflecting the name change and change in business from Apex 8 Inc to BioAdaptives, Inc in its amended Form 10-filed on June 27, 2019.

Comment 12

We note, on page 6, that you entered into a Product Agreement with Ferris Holding, Inc. for the rights to develop, market, and sell a number of products. In this regard, please file this and all material agreements as exhibits to your registration statement. Please refer to Item 601(b)(10) of Regulation S-K.

Answer: Registrant filed such product Agreements with Ferris Holding, Inc in an 8K filing on October 25, 2013 However, Registrant has included these agreements again in its amended Form 10 filed June 27, 2019.

Registrant wishes to acknowledge that the Registrant and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Respectfully submitted

/s/Edward E. Jacobs, Jr

Edward E. Jacobs, Jr

Director, Chief Executive Officer

And President

(Principal Executive, financial and Accounting Officer)